NO ACT

DC
PE
12-19-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

08020282

RECD S.E.C.
JAN 0 . 2008
1086

January 7, 2008

Kevin L. Cooney
Frost Brown Todd LLC
2200 PNC Center
201 East Fifth Street
Cincinnati, OH 45202-4182

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/7/2008

Re: Cincinnati Bell Inc.
Incoming letter dated December 19, 2007

Dear Mr. Cooney:

This is in response to your letter dated December 19, 2007 concerning the shareholder proposal submitted to CBI by Alexis J. Hannan, III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Alexis J. Hannan, III
528 Gabriella Court
Burlington, KY 41005

Frost Brown Todd LLC

ATTORNEYS

RECEIVED

2007 DEC 20 PM 3:41

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

OHIO · KENTUCKY · INDIANA · TENNESSEE · WEST VIRGINIA

Kevin L. Cooney
KCOONEY@FBTLAW.COM
(513) 651-6712

December 19, 2007

VIA OVERNIGHT COURIER
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Cincinnati Bell Inc.*
Request for a No-Action Letter With Respect to Shareholder Proposal Submitted by Mr. Alexis J. Hannan, III

Dear Ladies and Gentlemen:

On behalf of Cincinnati Bell Inc., an Ohio corporation ("CBI"), and pursuant to Rule 14a-8(j), we are submitting this letter in reference to CBI's intention to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") the shareholder proposal described below (the "Proposal") and statements in support thereof received from Mr. Alexis J. Hannan, III (the "Proponent"):

- The proposal submitted by the Proponent and received by CBI on December 7, 2007, a copy of which is attached hereto as Exhibit A, proposes that CBI's Board of Directors (the "Board") immediately engage an investment banking firm to evaluate alternatives that could enhance shareholder value.

In accordance with Rule 14a-8(f) and concurrently with the submission of this letter, CBI sent a letter on December 19, 2007, a copy of which is attached hereto as Exhibit B (the "Objection Letter"), to the Proponent identifying certain procedural and eligibility deficiencies with the Proposal.

We hereby notify the Division of Corporation Finance of CBI's intention to exclude the Proposal from its 2008 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in CBI's view that, on procedural grounds:

- the Proposal is excludable pursuant to Rule 14a-8(e)(2) as it was not received by CBI until after the deadline published in CBI's 2007 proxy statement (the "2007 Proxy Statement"), and

- the Proposal will be excludable pursuant to Rule 14a-8(b) if the Proponent fails to supply, within 14 days of receipt of the Objection Letter, documentary support sufficiently evidencing that the Proponent is eligible to submit the Proposal,

or alternatively, that, on substantive grounds,

- the Proposal is excludable pursuant to Rule 14a-8(i)(1) as it pertains to an improper subject for shareholder action.

I. THE PROPOSAL.

The Proposal states:

> RESOLVED, That the stockholders of Cincinnati Bell Inc., assembled at the annual meeting in person and by proxy, hereby direct the Board of Directors to immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of Cincinnati Bell Inc.

II. ANALYSIS.

A. <u>The Proposal May Be Excluded Under Rule 14a-8(e)(2) as the Proposal Was Not Timely Submitted</u>.

The Company believes that the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rules 14a-8(e)(2) and (f). Under Rule 14a-8(e)(2), a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date the company's proxy statement was released to shareholders in connection with the previous year's annual meeting. The keys dates:

- November 24, 2007 - Deadline included in CBI's 2007 Proxy Statement for submission of shareholder proposals for 2008 Annual Meeting of Shareholders and inclusion in the 2008 Proxy Materials
- December 4, 2007 - Date of Proposal
- December 7, 2007 - Date Proposal received by CBI

Since the Proponent failed to timely submit the Proposal and CBI is following the procedural requirements of Rule 14a-8(f) and, pursuant to Rule 14a-8(f)(1), this deficiency cannot be cured by the Proponent, CBI believes it may properly exclude the Proposal from the 2008 Proxy Materials.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e)(2). *See, e.g.*, Wendy's Int'l, Inc. (January 6, 2003); UGI Corporation (November 20, 2002); Oracle Corporation (August 22, 2002); and Sara Lee Corporation (July 19, 2002).

CBI believes that, consistent with the Staff's positions in the letters cited above, the Proposal may be excluded from the 2008 Proxy Materials under Rule 14a-8(e)(2) because the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals.

B. The Proposal May Be Excluded Under Rule 14a-8(b) if the Proponent Fails to Provide Sufficient Evidence of Eligibility.

Rule 14a-8(b)(1) establishes the minimum ownership requirement for eligibility to submit a shareholder proposal. In order to submit a proposal for consideration, a proponent "must have continuously held at least $2,000 in market value of the company's securities . . . for at least one year by the date" of the submission. A proponent must also make a written statement that they intend to hold such securities through the date of the shareholder meeting.

The letter containing the Proposal indicated that the Proponent was the beneficial owner of 9,940 securities of CBI. The records of CBI's transfer agent do not identify the Proponent as a record owner and the submission did not include documentary evidence sufficient to verify the Proponent's eligibility as beneficial owner. The Proponent included with the letter a "Legal Proxy" dated April 4, 2007 executed by Richard J. Daly of Charles Schwab & Co., Inc., a copy of which is attached hereto as Exhibit C. The "Legal Proxy" does not clearly indicate or verify that the Proponent is the beneficial owner of such securities. In addition, the information in the "Legal Proxy" is as of April 2007 and is not current with the submission date of the Proposal to CBI. Further, as of the date of this letter, the Proponent has not provided CBI with any evidence or verification that he has held such securities for at least one year prior to the submission of the Proposal. Also, the Proponent did not include a statement that he intended to continue to hold such securities through the date of the 2008 Annual Meeting of Shareholders.

Therefore, CBI sent the Objection Letter to the Proponent notifying him that he had each failed to establish his eligibility to submit a shareholder proposal. The Objection Letter, which included a copy of Rule 14a-8, requested that CBI be furnished with evidence establishing ownership in the form required under Rule 14a-8(b).

Rule 14a-8(b)(2)(i) provides that a proponent may verify its stock ownership, if it is not a record owner, by submitting a written statement from the record holder of the securities stating that the shareholder has owned the securities continuously for one-year as of the date the proposal was submitted. Instead, the Staff stated in *Staff Legal Bulleting No. 14* that a shareholder must submit an affirmative written statement from the record holder of its securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. Finally, Rule 14a(b)(2)(i) requires that the shareholder provide a written statement of intent to hold the securities through the date of the shareholder meeting.

Since the Objection Letter is being sent to the Proponent concurrently with this letter, the Proponent has not yet had the 14 days permitted under Rule 14a-8(f)(1) to respond and remedy any eligibility or procedural deficiency. If the Proponent submits documentary evidence in response to the Objection Letter within the time period required by Rule 14a-8(f)(1), CBI will promptly forward such materials to the Staff. If the documentary support submitted by the Proponent, either initially or in response to the Objection Letter, to evidence his satisfaction of the Rule 14a-8(b) minimum ownership requirement clearly fails to satisfy the standards consistently imposed by the Staff in no-action letters and guidance, we respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if CBI excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(b).

C. The Proposal May Be Excluded under Rule 14a-8(i)(1) as it is not a Proper Subject of Shareholder Action Under the Laws of the State of Ohio.

Rule 14a-8(i)(1) permits a shareholder proposal to be omitted from a company's proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. CBI is a corporation organized under the laws of the State of Ohio. General corporate authority is vested in the board of directors of Ohio corporations pursuant to Ohio Revised Code Section 1701.59(A), which states that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, ***all of the authority of a corporation*** shall be exercised by or under the direction of its directors" [emphasis added]. Ohio Revised Code Section 1701.59(A) further states that ***"[t]he selection for a time frame*** for the achievement of corporate goals shall be the responsibility of the directors" [emphasis added].

As a necessary corollary to the foregoing statutory provisions, it is clear that shareholders may not require a board of directors to take any action the discretion over which is committed exclusively to the board of directors itself. Contrary to this premise, the Proposal would "direct the Board of Directors to immediately engage the services of an Investment Banking firm . . ." The mandatory directive contained in the Proposal is in contravention of each of the Ohio statutory provisions discussed above.

The Commission's position regarding the impermissible nature of proposals usurping board power in contravention of state law is clear. The *Note* to Rule 14a-8(i)(1) states that proposals are generally considered improper under state law if they would be binding on the company if approved by shareholders. In addition, *Staff Legal Bulletin No. 14* suggests that shareholder proponents consider whether the proposal, if approved, would be binding on the company, stating that binding proposals face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1). The Staff has consistently concurred that a shareholder proposal which mandates or directs a company's board to take action is generally inconsistent with the discretionary authority granted to a board of directors pursuant to state law, and thus excludable under Rule 14a-8(i)(1). *See* DCB Financial Corp. (March 5, 2003) (shareholder proposal requiring the engagement of investment banking firm may be omitted if not revised); Keystone Inc. (March 15, 1999); Alaska Air Group, Inc. (March 26, 2000); and Ford Motor Company (March 19, 2001). If ultimately approved by shareholders, the resolution contained in the Proposal would compel CBI's Board to retain an investment banking firm. Since the Proposal patently usurps the authority Ohio law grants to the CBI's Board of Directors, it may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(1).

III. CONCLUSION

Based on the foregoing, we hereby respectfully request, on behalf of CBI, that the Staff not recommend any enforcement action if the Proposal is excluded from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before CBI files its definitive 2008 Proxy Materials with the Commission. We hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile only to us or CBI.

Consistent with the provisions of Rule 14a-8(j), CBI will concurrently provide copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide CBI and its counsel a copy of any correspondence that they submit to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned and CBI if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that CBI or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (513) 651-6712.

Very truly yours,

FROST BROWN TODD LLC

By: Kevin L. Cooney
Kevin L. Cooney

KLC:jss
Encls.

cc: Mr. Christopher J. Wilson, General Counsel of CBI
Mr. Alexis J. Hannan, III

EXHIBIT LIST

Exhibit A –Proposal
Exhibit B – Objection Letter
Exhibit C – Hannan Ownership Proxy

EXHIBIT A

Proposal

RECEIVED DEC 0 7 2007

Mr. Alexis J. Hannan, III
528 Gabriella Court
Burlington, KY 41005

December 4, 2007

Mr. Phillip R. Cox
Chairman of the Board
Cincinnati Bell Inc.
% Investor Relations Department
201 E 4th Street
Cincinnati, OH 45202

Dear Mr. Cox:

For the reasons stipulated in my letter to you, dated February 24, 2007, I submit the following shareholder proposal to be included in the proxy statement for the next meeting of shareholders.

> RESOLVED: That the stockholders of Cincinnati Bell Inc., assembled at the annual meeting in person and by proxy, hereby direct the Board of Directors to immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Cincinnati Bell Inc.

As evidence of my eligibility to submit this shareholder proposal I offer the attached copy of Legal Proxy signed by Mr. Richard J. Daly, Attorney-in-Fact for Charles Schwab & Co., Inc. The document substantiates that I am beneficial owner of 9,940 securities of Cincinnati Bell Inc.

Very truly yours,

A J Hannan, III

Alexis J. Hannan, III
Shareholder

EXHIBIT B

Objection Letter

Cincinnati Bell[SM]

221 E. Fourth St., 103-1290
P.O. Box 2301
Cincinnati, Ohio 45201-2301

phone 513.397.6351
fax 513.721.7358

christopher.wilson@cinbell.com

Christopher J. Wilson
Vice President, General Counsel & Secretary

December 19, 2007

VIA OVERNIGHT DELIVERY AND COURIER

Mr. Alexis J. Hannan, III
528 Gabriella Court
Burlington, Kentucky 41005

Re: Shareholder Proposals Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. Hannan:

Cincinnati Bell Inc. (the "Company") is in receipt of a letter from you dated December 4, 2007 and received December 7, 2007 (the "Proposal Letter"), a copy of which is attached hereto as **Exhibit A**. The Proposal Letter requests inclusion of a shareholder proposal (the "Proposal") in the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Meeting"). Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a copy of which is attached hereto as **Exhibit B** for your reference, sets forth eligibility and procedural requirements for shareholders wishing to include a proposal in the Company's proxy materials. As discussed below, these requirements have not been met. Pursuant to Rule 14a-8(f) under the Exchange Act, we hereby notify you of the deficiencies in your submission.

A. The Proposal Letter was Received after the Deadline for Submission in Violation of Rule 14a-8(e) under the Exchange Act

The Company wants to advise you that the deadline set forth in the Company's 2007 proxy materials for receipt of shareholder proposals to be included in its proxy materials for its 2008 Annual Meeting of Shareholders was November 24, 2007. The Company received your Proposal, dated December 4, 2007, on December 7, 2007. As a result, your Proposal was received after the deadline. The Company does not intend to include the Proposal in its proxy materials for its 2008 Meeting.

B. You have Failed to Submit Adequate Documentation to Establish Eligibility to Submit a Proposal as required by Rule 14a-8(b) under the Exchange Act

Notwithstanding the fact that the Proposal was not timely submitted, the Company would like to inform you, pursuant to Rule 14a-8(f) under the Exchange Act, of the following additional procedural or eligibility deficiency.

Rule 14a-8(b) under the Exchange Act sets forth the eligibility requirements to submit a proposal. To be eligible to submit a shareholder proposal for inclusion in the Company's proxy materials, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the shareholder submits its proposal. A shareholder who is not a record holder must submit to the Company a written statement from the record holder of such securities verifying that, at the time the shareholder proposal was submitted, the submitting shareholder had continuously held the securities for at least one year.

The Proposal Letter indicates that you are the beneficial owner of 9,940 securities of the Company. Enclosed with the Proposal Letter, you included a "Legal Proxy" dated April 4, 2007 executed by Richard J. Daly of Charles Schwab & Co., Inc. The Company's records do not identify you as a record owner of such securities and the "Legal Proxy" does not clearly indicate and verify that you are the beneficial owner of such securities. In addition, the information in the "Legal Proxy" is as of April 2007 and is not current with the submission date of your Proposal to the Company. Further, as of the date of this letter, you have not provided any evidence or verification that you have held such Company securities for at least one year, nor have you included a statement that you intend to continue to hold such securities through the date of the 2008 Annual Meeting of Shareholders.

The Company requests that you prove eligibility and revise the submission to comply with Rule 14a-8. You have 14 calendar days from the date you receive this letter to correct the deficiencies in the submission. In order to satisfy the eligibility requirements of Rule 14a-8(b), proof of ownership must be in the form of a written statement from the record holder of the shares verifying beneficial ownership and continued holding of the shares of the Company for at least one year and the statement must be dated as of the date the proposals were submitted. Your response must be postmarked or transmitted electronically. If all of the eligibility requirements are not met in a timely manner, or you fail to respond or fail to adequately correct the submission, the Company will exclude the Proposal from its 2008 proxy materials.

* * * * * * *

The Company also informs you that the Proposal is improper on substantive grounds under Rule 14a-8(i) of the Exchange Act. We also hereby provide you with a copy, which is attached hereto as **Exhibit C,** of the Company's request to the Securities and Exchange Commission to formally exclude the Proposal from its proxy materials for its 2008 Annual Meeting of Shareholders.

Please be advised that this letter in no way waives the Company's right to take further steps to exclude the Proposal from the proxy materials for the 2008 annual meeting of Shareholders.

Sincerely,

CINCINNATI BELL INC.

By: [signature]
Christopher J. Wilson
Vice President, General Counsel
& Secretary

cc: Mr. Alexis Hannan, III

EXHIBIT C

Proponent's "Legal Proxy"

LEGAL PROXY

KNOW ALL PERSONS BY THESE PRESENTS, that we
CHARLES SCHWAB & CO., INC.
the undersigned holder of 9940 securities of
CINCINNATI BELL INC.
do hereby revoke any proxy heretofore given by us for said securities

Futher know, that we hereby appoint and constitute

ALEXIS JOSEPH HANNAN III
CHARLES SCHWAB & CO INC CUST
IRA ROLLOVER
528 GABRIELLA CT
BURLINGTON KY 41005

or either or any of them, as our true and lawful attorney to vote as our proxy, for said securities only, in our stead at the ANNUAL meeting of security holders of 'company', or at any adjournment thereof on any matter which may properly and legally come before such meeting, including, but not limited to the election of directors, if any;

And finally know, that we appoint the above named to act in the same capacity and as fully as we could act if we were personally persent at such meeting.

CUSIP. 171871106
MEETING DATE. 05/03/07

DATED: 04/04/07 SIGNED: [signature]
Richard J Daly
Attorney-in-Fact

This legal proxy gives you the authority to vote your shares at the meeting but does not guarantee admittance to the meeting. Please check the meeting materials to determine if an admittance ticket or other documentation is required, and follow the instructions to obtain such documentation.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cincinnati Bell Inc.
Incoming letter dated December 19, 2007

The proposal relates to engaging an investment banking firm.

There appears to be some basis for your view that CBI may exclude the proposal under rule 14a-8(e)(2) because CBI received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if CBI omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CBI relies.

Sincerely,

William A. Hines
Special Counsel

END